UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

Allos Therapeutics, Inc.

(Name of Subject Company (Issuer))

Sapphire Acquisition Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Spectrum Pharmaceuticals, Inc.

(Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Rajesh C. Shrotriya, M.D. Spectrum Pharmaceuticals, Inc. 11500 South Eastern Ave., Suite 240 Henderson, Nevada 89052 (702) 835-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

R. Scott Falk, Esq. Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2200	Eva H. Davis, Esq. Kirkland & Ellis LLP 333 South Hope Street Los Angeles, California 90071 (213) 680-8400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$218,545,445.26	$25,043.31

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 113,235,982 shares of Allos Therapeutics, Inc. common stock (assuming full vesting and settlement in common stock of issued and outstanding restricted stock unit awards and exercise of issued and outstanding stock options with an exercise price of less than $1.82) at a price of $1.93 per share.
(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: $25,043.31	Filing Party: Spectrum Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO	Date Filed: April 16, 2012

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the tender offer by Sapphire Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Allos Therapeutics, Inc., a Delaware corporation (“Allos”), at a price of $1.82 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, plus one contingent value right to receive additional consideration of $0.11 per share in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated April 13, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised to add the following:

On June 21, 2012, the Purchaser extended the Expiration Date of the Offer until 5:00 PM, New York City time, on July 9, 2012. The Offer had previously been scheduled to expire at 5:00 PM, New York City time, on June 22, 2012. The Depositary for the Offer has advised that, as of 5:00 PM New York City time, on June 21, 2012, approximately 61,619,871 Shares were validly tendered and not withdrawn, which represent approximately 57.6% of the outstanding Shares. The press release announcing the extension of the Offer is filed as Exhibit (a)(1)(R) hereto, and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(R)	Joint Press Release issued June 21, 2012 (incorporated by reference to Exhibit (a)(8) to Amendment No. 8 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on June 22, 2012)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2012

SAPPHIRE ACQUISITION SUB, INC.

By:	/s/ Brett L. Scott
Name:	Brett L. Scott
Title:	Chief Financial Officer

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Brett L. Scott
Name:	Brett L. Scott
Title:	Senior Vice President and Acting Chief Financial Officer

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2012*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on April 13, 2012 in the New York Times*

(a)(1)(G)	Joint Press Release issued April 5, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report of Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(a)(1)(H)	Complaint filed in the United States District Court for the District of Colorado, captioned Radmore v. Allos Therapeutics, Inc., et al. (incorporated by reference to Exhibit (g)(1) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(a)(1)(I)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Keucher v. Berns et al. (incorporated by reference to Exhibit (g)(2) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(a)(1)(J)	Press Release issued by Spectrum Pharmaceuticals, Inc. on April 16, 2012*

(a)(1)(K)	Amended Complaint, filed in the Court of Chancery of the State of Delaware, captioned Keucher v. Berns et al. (incorporated by reference to Exhibit (g)(3) to Amendment No. 2 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 24, 2012)*

(a)(1)(L)	Second Amended Class Complaint, filed in the Court of Chancery of the State of Delaware, captioned In re Allos Therapeutics, Inc. Shareholders Litigation (incorporated by reference to Exhibit (g)(4) to Amendment No. 2 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 24, 2012)*

(a)(1)(M)	Amended Complaint, filed in the United States District Court for the District of Colorado, captioned Radmore v. Allos Therapeutics, Inc. et al. (incorporated by reference to Exhibit (g)(5) to Amendment No. 3 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on May 1, 2012)*

(a)(1)(N)	Memorandum of Understanding, dated as of May 3, 2012*

(a)(1)(O)	Joint Press Release issued May 10, 2012 (incorporated by reference to Exhibit (a)(5) to Amendment No. 5 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on May 10, 2012)*

(a)(1)(P)	Joint Press Release issued May 24, 2012 (incorporated by reference to Exhibit (a)(6) to Amendment No. 6 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on May 25, 2012)*

(a)(1)(Q)	Joint Press Release issued June 7, 2012 (incorporated by reference to Exhibit (a)(7) to Amendment No. 7 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on June 8, 2012)*

(a)(1)(R)	Joint Press Release issued June 21, 2012 (incorporated by reference to Exhibit (a)(7) to Amendment No. 8 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on June 22, 2012)

(d)(1)	Agreement and Plan of Merger, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and Allos Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

Exhibit No.	Description

(d)(2)	Form of Contingent Value Rights Agreement to be entered into by and among the Allos Therapeutics, Inc., Spectrum Pharmaceuticals, Inc. and a Rights Agent to be designated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(d)(3)	Form of Voting and Tender Agreement among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and the stockholders set forth therein (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(d)(4)	Commitment Letter, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated*

(d)(5)	Confidentiality Agreement, dated as of September 23, 2011, by and among Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(d)(6)	Letter Agreement, dated as of March 19, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(d)(7)	Letter Agreement, dated as of March 30, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

*	Previously filed.

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